NeoStem, Inc.
                         420 Lexington Avenue, Suite 450
                            New York, New York 10170

                                                                  April 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attention:   Suzanne Hayes, Esq.

             Re:    NeoStem, Inc. (the "Company")
                    Registration Statement on Form SB-2/A (File No. 333-140512)

Ladies and Gentlemen:

         The Company hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Securities and Exchange Commission (the "Commission") take appropriate action to make the above-referenced Registration Statement effective at 4:00 p.m. (Washington, DC time) on Wednesday, April 25, 2007 or as soon thereafter as practicable.

         In connection with this request, the Company hereby acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                NEOSTEM, INC.


                                By:   /s/ Catherine M. Vaczy
                                      -----------------------------------------
                                      Catherine M. Vaczy
                                      Vice President and General Counsel